Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor	Predecessor					Pro Forma
	October 4, 2005 to December 31, 2005	January 30, 2005 to October 3, 2005	Fiscal Year				Fiscal Year 2005
			2004	2003	2002	2001
	(dollars in thousands, except ratio data)
Computation of Earnings
Income before taxes and other party interests in consolidated entities	$29,077	$(22,167)	$39,702	$31,690	$21,895	$13,056	$(4,691)
Fixed charges	12,430	8,979	13,779	12,364	12,072	11,161	37,796

Earnings	$41,507	$(13,188)	$53,481	$44,054	$33,967	$24,217	33,105

Computation of Fixed Charges
Interest expense	8,781	978	1,556	1,464	1,629	1,531	26,146
Portion of rentals deemed to be interest	3,649	8,001	12,223	10,900	10,443	9,630	11,650

Fixed Charges	$12,430	$8,979	$13,779	$12,364	$12,072	$11,161	$37,796

Ratio of Earnings to Fixed Charges(1)	3.3	(1.5)	3.9	3.6	2.8	2.2	0.9

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges include: (i) interest expense, whether expensed or capitalized; (ii) amortization of debt issuance cost; and (iii) the portion of rental expenses representative of the interest factor, which is calculated based upon 1/3 of rental expenses related to operating leases.
(2)	Pro forma financial data is presented to give effect to the offering, the use of proceeds thereof and the transactions.